John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778     Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 28, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 10, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 91 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 92 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series to the Trust – the Dreman Contrarian Small Cap Value Fund (the “Fund”).

The Fund is currently part of the Dreman Contrarian Funds (“DCF”), an unaffiliated registered investment company. Contemporaneously, with the Amendment, DCF filed a proxy statement seeking the approval of the shareholders of the Fund to reorganize into the Trust. The investment strategies of the Fund are substantially the same as those of the fund as it currently resides in the DCF.

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please add disclosure as to how a shareholder may qualify for sales charge discounts.

Response: The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2013

2.	Comment: It appears that the redemption fee is only applicable to Retail Class shares. In your response letter, please explain why it is appropriate to charge a redemption fee to only one class of the Fund.

Response: The redemption fee is only applicable to the Retail Class of shares. The Board of Trustees of the Trust has made a determination that the distribution channels in which the Retail Class will be marketed are more susceptible to possible market timing than the channels in which the other share classes will be marketed.

3.	Comment: As appropriate, add a footnote stating that the “other expenses” will be estimated for the first year or that they have been restated to reflect a cost savings arrangement resulting from reorganizing into the Trust.

Response: The Trust has revised the disclosure to address your comment.

Fund Summary – Principal Investment Strategies

4.	Comment: The capitalization range is currently blank. Please respond by indicating whether the capitalization range to be included in this section will be reasonable for a Fund that invests in small capitalization securities.

Response: The Fund will utilize the Russell 2000® Value Index as its benchmark. This index represents companies with a market capitalization range between $101 million to $2.6 billion and the Trust believes that this range is reasonable because as the Trust believes this range generally conforms to industry definitions of small capitalization securities.

5.	Comment: The Fund may invest up to 20% of its assets in foreign securities. Will the Fund also invest in emerging markets securities? The section entitled “General Investment Strategies and Related Risks” notes that the Fund may invest in developed and undeveloped countries. If investment in undeveloped / emerging markets countries is a principal investment strategy, please add disclosure to the Principal Investment Strategies section, as well as the appropriate risk disclosure.

Response: The Fund will invest in emerging markets securities. The Trust has revised the disclosure as you have suggested.

Fund Summary – Performance

6.	Comment: Please revise the first paragraph of the disclosure to more closely track the language required by Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares / Retail Class Shares

7.	Comment: The third sentence provides that “[Retail Class Shares] are, however, subject to a 1.00% short-term redemption fee, which is discussed in more detail under the sub-heading ‘Fund Policy on Market Timing.’” There does not seem to be a sub-heading with this title, nor does there seem to be disclosure regarding a redemption fee.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 28, 2013

Response: The Trust has revised the disclosure to address your comment.

It was noted that there were no comments to the Statement of Additional Information.

*     *     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively